Filed by Lanvin Group Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Primavera Capital Acquisition Corporation

(SEC File No.: 001-39915)

Date: November 4, 2022

Lanvin Group and Primavera Capital Acquisition

Corporation (NYSE: PV) Announces Effectiveness of

Registration Statement and Extraordinary General Meeting

Date for Proposed Business Combination

November 4, 2022 – Lanvin Group (the “Group”), a global luxury fashion group, today announced that, the U.S. Securities and Exchange Commission (“SEC”) has declared effective the Registration Statement on Form F-4 (the “Registration Statement”) of Lanvin Group Holdings Limited (“LGHL”), in connection with its previously announced proposed business combination with Primavera Capital Acquisition Corporation (NYSE: PV) (“PCAC”). PCAC is a special purpose acquisition company listed on The New York Stock Exchange (“NYSE”) and is also an affiliate of Primavera Capital Group (“Primavera”), a leading global investment firm.

Extraordinary General Meeting

PCAC recommends that its shareholders vote in favor of the proposed business combination and the related proposals described in the proxy statement/prospectus dated November 4, 2022 (the “Proxy Statement”), at PCAC’s extraordinary general meeting (the “Extraordinary General Meeting”). The Extraordinary General Meeting will be held at 10:00 a.m. Eastern Time on December 9, 2022 and conducted via live audio cast at https://www.cstproxy.com/pvspac/2022.

PCAC’s shareholders as of November 8, 2022, the record date for the Extraordinary General Meeting (the “Record Date”), are entitled to vote their shares either in person, remotely or by proxy card in advance to ensure that their shares will be represented at the Extraordinary General Meeting.

Shareholders that hold shares in “street name,” which means shares are held of record by a broker, bank or nominee, should contact the relevant broker, bank or nominee as soon as possible to ensure that votes related to such beneficially owned shares are properly voted.

Summary of Recently Announced Transaction Updates

Revised pre-money valuation

The Group and PCAC have revised the pre-money equity value of the Group from US$1.25 billion to US$1 billion based on various considerations, including the latest currency and stock market environment since the proposed business combination was first announced on March 23, 2022 and the recent trading multiples of numerous listed global luxury companies. The Group believes that the adjusted valuation establishes a highly compelling entry point for investors, reflecting the Group’s commitment to delivering significant upside potential and long-term value for both current PCAC shareholders as well as future shareholders of the Group.

Cancellation of bonus pool

After taking various considerations into account, the Group and PCAC have agreed to cancel the bonus pool for PCAC non-redeeming public shareholders and to explore alternative non-redemption incentives for certain selected holders of PCAC Class A ordinary shares to commit to not redeem their shares in connection with the business combination.

Additional strategic investor

Meritz Securities Co., Ltd (008560.KS) (“Meritz”), a subsidiary of South Korea-based leading global financial services conglomerate Meritz Financial Group (138040.KS), has recently committed US$50 million in a private placement ahead of listing and is considering an additional investment of up to US$15 million by way of a PIPE subscription, both at the same per share valuation as applicable to the de-SPAC transaction.

Fosun Fashion’s upsized PIPE subscription

On March 23, 2022, the Group’s shareholder Fosun Fashion Holdings (Cayman) Limited agreed to subscribe for 3,800,000 LGHL ordinary shares for an aggregate purchase price of $38 million, of which amount $30 million has already been funded to the Group in advance of the closing of the business combination. Subsequently, on October 28, 2022, Fosun Fashion Holdings (Cayman) Limited, Fosun International Limited and certain other parties thereto entered into an Amended and Restated Subscription Agreement, pursuant to which Fosun Fashion Holdings (Cayman) Limited has agreed to subscribe for a total of 13,327,225 LGHL ordinary shares at a price of $10 per share, upsizing its PIPE subscription investment by approximately $95 million, from $38 million to approximately $133 million. The additional approximately $95 million PIPE subscription commitment from Fosun Fashion Holdings (Cayman) Limited will be effected by way of re-investment of all of the repayment proceeds of certain existing shareholder loans that were borrowed by the Group from a shareholder of the Group for working capital purposes.

Listing in NYSE under LANV ticket expected by end of year

The proposed business combination with PCAC is expected to close by the end of this year, subject to customary closing conditions, including the approval of PCAC’s shareholders and the listing of securities of LGHL on the NYSE. Upon completion of the transaction, the business of the Group will operate under the Lanvin Group name. LGHL has applied to be listed on the NYSE under the ticker symbol “LANV”.

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About Lanvin Group

Lanvin Group is a leading global luxury fashion group headquartered in Shanghai, China, managing iconic brands worldwide including Lanvin, Wolford, Sergio Rossi, St. John Knits, and Caruso. Harnessing the power of its unique strategic alliance of industry-leading partners in the luxury fashion sector, Lanvin Group strives to expand the global footprint of its portfolio brands and achieve sustainable growth through strategic investment and extensive operational know-how, combined with an intimate understanding and unparalleled access to the fastest-growing luxury fashion markets in the world. For more information about Lanvin Group, please visit www.lanvin-group.com, and to view our investor presentation, please visit www.lanvin-group.com/investor-relation/.

About Primavera Capital Acquisition Corporation

Primavera Capital Acquisition Corporation (NYSE: PV), is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. PCAC is an affiliate of Primavera, a leading alternative investment management firm. With offices in Beijing, Hong Kong, Singapore and Palo Alto, Primavera manages both USD and RMB funds for prominent financial institutions, sovereign wealth funds, pension plans, endowments, corporations and family offices around the world. As of September 30, 2021, it had assets under management of approximately US$17 billion. Primavera employs a flexible investment strategy comprised of buy-out/control-oriented, growth capital and restructuring investments. Having accumulated extensive experience in structuring and executing cross-border investment transactions, Primavera seeks to create long-term value for its portfolio companies by combining deep local connectivity in the Asia Pacific region with global experience and best practices. For more information, please visit www.primavera-capital.com.

Enquiries:

Media

Lanvin Group

FGS Global

Richard Barton +852 9301 2056/+41 79 922 7892 richard.barton@fgsglobal.com	Harry Florry +852 9818 2239 harry.florry@fgsglobal.com	Louis Hung +852 9084 1801 louis.hung@fgsglobal.com

Primavera Capital Acquisition Corporation

Primavera Capital Group: media@primavera-capital.com

FGS Global: primavera-hkg@fgsglobal.com

Investors

Lanvin Group

ir@lanvin-group.com

Primavera Capital Acquisition Corporation

Alex Ge

+852 3767 5068

chengyuan.ge@primavera-capital.com

Forward-Looking Statements

This press release, including the information contained herein (collectively, this “communication”) includes “forward-looking statements” within the meaning of the federal securities laws, and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of the Lanvin Group, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed business combination with PCAC, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Lanvin Group and PCAC, which are all subject to change due to various factors. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination with PCAC; changes to the proposed structure of the business combination with PCAC that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination with PCAC and the other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination with PCAC or that the approval of the shareholders of PCAC or the Lanvin Group is not obtained; the risk that the business combination with PCAC disrupts current plans and operations of PCAC or the Lanvin Group as a result of the announcement and consummation of the business combination with PCAC; the ability of the Lanvin Group to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on the NYSE following the business combination with PCAC; failure to realize the anticipated benefits of the business combination with PCAC; risk relating to the uncertainty of the projected financial information with respect to the Lanvin Group; the amount of redemption requests made by PCAC’s shareholders and the amount of funds available in the PCAC trust account; general economic conditions and other factors affecting the Lanvin Group’s business; Lanvin Group’s ability to implement its business strategy; Lanvin Group’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Lanvin Group’s business, Lanvin Group’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Lanvin Group’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Lanvin Group’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Lanvin Group’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Lanvin Group’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of LGHL’s registration statement on Form F-4, PCAC’s Annual Report on Form 10-K and other documents filed by LGHL or PCAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither PCAC nor Lanvin Group presently know, or that PCAC or Lanvin Group currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect PCAC’s and Lanvin Group’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or PCAC’s or Lanvin Group’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. PCAC and Lanvin Group anticipate that subsequent events and developments may cause their assessments to change. However, while LGHL, PCAC and Lanvin Group may elect to update these forward-looking statements at some point in the future, LGHL, PCAC and Lanvin Group specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Lanvin Group nor PCAC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing PCAC’s or Lanvin Group’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Lanvin Group and PCAC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Lanvin Group, PCAC or any other entity.

Important Additional Information

This communication relates to a proposed business combination between Lanvin Group and PCAC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed business combination with PCAC will be submitted to shareholders of PCAC for their consideration.

LGHL has filed a Registration Statement with the SEC which includes a preliminary proxy statement in relation to the vote by PCAC’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as a preliminary prospectus with respect to LGHL’s securities to be issued in connection with the proposed business combination. PCAC and LGHL also will file other documents regarding the proposed business combination with the SEC.

The Registration Statement has been declared effective by the SEC and PCAC will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that PCAC will send to its shareholders in connection with the business combination. PCAC’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus, in connection with PCAC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about PCAC, LGHL, Lanvin Group and the proposed business combination with PCAC. Shareholders and investors may also obtain a copy of the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by PCAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to PCAC.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

PCAC, LGHL and Lanvin Group and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from PCAC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of PCAC’s shareholders in connection with the proposed transactions are set forth in PCAC’s proxy statement/prospectus, which is filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Websites

The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.